October 12, 2010

VIA EDGAR AND HAND DELIVERY
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Nudrat Salik

Re:	Pzena Investment Management, Inc. Form 10-K for the Year Ended December 31, 2009 Forms 10-Q for the Periods Ended March 31, 2010 and June 30, 2010 File No. 1-33761

Dear Ms. Salik:

In connection with the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in your letter, dated October 4, 2010 with respect to our Form 10-K for the year ended December 31, 2009 and Forms 10-Q for the periods ended March 31, 2010 and June 30, 2010, and further to our conversation of October 7, 2010, we are writing to notify you that, as agreed, we intend to provide responses to the Staff’s comments no later than November 17, 2010, and will apply our best efforts to filing the response prior to this due date.

Sincerely,

/s/ Joan F. Berger
Joan F. Berger General Counsel